

Statement of Financial Condition

UBS Securities LLC
as of December 31, 2024
with Report of Independent Registered Public
Accounting Firm



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SEC FILE NUMBER
8-22651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Securities LLC ("the Company")

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Ralph Mattone	(212) 713-9711	Ralph.Mattone@ubs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Ralph Mattone_____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of _UBS Securities LLC ("the Company")_

as of, _December 31_____, _2024_ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEXTER TONI BRAGA-KALJAJ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BR6438505
Qualified in Queens County
Commission Expires August 15, 2026

Signature: _____

Title: _____
Managing Director

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UBS Securities LLC

Statement of Financial Condition
as of December 31, 2024

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of UBS Securities LLC

Opinion on the Statement

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2024 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1998.

March 3, 2025

1

UBS Securities LLC
Statement of Financial Condition
December 31, 2024
(In Thousands)

Assets

Cash and cash equivalents		$ 192,384
Cash and securities segregated and on deposit for federal and other regulations		1,152,276
Collateralized agreements:		
Securities borrowed (Includes $1,054,363 at fair value)		15,073,567
Securities purchased under agreements to resell (Includes $122,190 at fair value)		17,414,157
Securities received as collateral, at fair value		479,470
Receivables from brokers, dealers and clearing organizations		2,855,494
Receivables from customers		210,649
Financial instruments owned, at fair value	$ 4,433,122	
Financial instruments, pledged as collateral, at fair value	634,001	
Total financial instruments, at fair value		5,067,123
Financial assets designated at fair value		3,473,105
Dividends and interest receivable		250,734
Deferred tax asset		342,953
Other assets		900,084
		$ 47,411,996

Liabilities and members' equity

Short-term borrowings		$ 10,499,363
Collateralized agreements:		
Securities loaned		5,459,680
Securities sold under agreements to repurchase (Includes $1,566 at fair value)		5,958,178
Obligation to return securities received as collateral, at fair value		479,470
Payables to brokers, dealers and clearing organizations		3,708,611
Payables to customers		682,926
Financial instruments sold, not yet purchased, at fair value		3,038,914
Financial liabilities designated at fair value		8,830,030
Dividends and interest payable		367,591
Accrued bonus and compensation payables		544,338
Other liabilities and accrued expenses		449,659
		40,018,760
Subordinated borrowings		5,225,000
Members' equity		2,168,236
		$ 47,411,996

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly owned subsidiary of UBS Group AG (the "Parent"; "UBS"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant with the United States ("U.S.") Commodity Futures Trading Commission ("CFTC") and a member of certain major U.S. and foreign commodity exchanges. The Company operates as one segment to provide broker-dealer services to the customers and it is a primary dealer in U.S. Government securities. The Company provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

At December 31, 2024, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 99% of the Class B Interests and 100% of the Preferred Interest; and (ii) UBS Americas Holding LLC holding 1% of the Class B Interests. See Note 11 for information regarding Members' Equity.

In March 2023, UBS entered into an agreement to acquire Credit Suisse Group AG ("CS") by means of a statutory merger under Swiss law. Subsequently, in October 2024, there were a number of CS employees that transferred to full time employees of the Company.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make judgments and assumptions that affect the amounts reported in the Statement of Financial Condition ("SOFC") and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, deferred tax recognition, and probable losses from litigation.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents and securities segregated

Cash and cash equivalents consist of cash and due from banks, interest bearing deposits with banks and restricted cash. Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. Segregated cash represents cash and securities subject to withdrawal or usage restrictions in compliance with federal or other regulations.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions as the Company retain control of the financial assets. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company nets certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45- 11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

The Company records the resale and repurchase agreements within the matched book portfolio at fair value. See Note 6 for further information.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or securities with the Company.

To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in securities received as collateral with a corresponding obligation to return securities received as collateral on the SOFC. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory, including non- regular way settlement, are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal

4

2. Significant Accounting Policies (continued)

Principal Transactions (continued)

transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the SOFC.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

Brokers, dealers, clearing organizations and customer balances associated with derivatives clearing and execution services are not recognized on the Company's SOFC if, through contractual agreement, regulation or practice, the Company does not obtain benefits from or control of the customer cash balances. These conditions are considered to have been met when (i) the Company is not permitted to reinvest customer cash balances; (ii) interest paid by central counterparties ("CCPs"), brokers or deposit banks on cash deposits forms part of the customer cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Company does not guarantee and is not liable to the customer for the performance of the CCP, broker or deposit bank; and (iv) the customer cash balances are legally isolated from the Company's operating cash reserves.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the SOFC. Similar to the receivables and payables from Brokers, dealers and clearing organizations, customer balances are not recognized on the Company's SOFC in line with the derecognition criteria established above.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully

2. Significant Accounting Policies (continued)

Receivables and Payables – Customers (continued)

cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

Financial Instruments Owned and Financial Instruments Sold, not yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value and recorded on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Derivative contracts are financial instruments, such as forwards or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. See Note 6 for further information regarding Financial instruments owned and Financial instruments sold, not yet purchased, at fair value.

Financial Assets and Liabilities Designated at Fair Value

Brokerage receivables and payables are assets and liabilities which represent callable, on demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds, whereby the fair value is determined based on the balance due. See Note 6 for further information.

Derivatives

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over-the-counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in financial instruments owned, at fair value and financial

2. Significant Accounting Policies (continued)

Derivatives (continued)

instruments sold, not yet purchased, at fair value on the SOFC.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Forward contracts are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, designated at fair value on the SOFC.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts.

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life.

Estimated useful lives are generally as follows: equipment – 3 to 5 years; software – up to 10 years. Fixed assets include internally generated computer software of $760,877 (less accumulated depreciation of $420,640).

Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the SOFC.

Leases

The Company predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices and sales offices, with a small number of IT hardware leases. At December 31, 2024, the Company has no material finance leases. The Company identifies non-lease components of a contract and accounts for them separately from lease components.

When the Company enters into an operating lease arrangement the Company recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease, when the Company acquires control of the physical use of the asset. Lease liabilities are presented within other liabilities and accrued expenses and RoU assets within other assets. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the Company's unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received.

2. Significant Accounting Policies (continued)

Leases (continued)

The lease liability amortizes across the lease term in a non-linear basis and is a factor of the unsecured borrowing rate at commencement. The RoU asset is adjusted by the difference between the straight-line cost for the period (including amortization of initial direct costs) and the periodic accretion of the lease liability.

Lease payments generally include fixed payments and / or variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Company considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. The Company does not typically enter into leases with purchase options or residual value guarantees.

Credit Losses

For financial assets carried at amortized cost the Company estimates the allowance for credit losses under the ASC 326 - "Current Expected Credit Losses" ("ASC Topic 326") ("CECL") model, which requires measurement of expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts over the contractual life of the financial assets.

The Company applies the practical expedient to collateralized agreements secured by collateral maintenance provisions which measures the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. This approach may result in an estimate of zero expected credit losses when collateral levels are required to be adjusted and replenished to be equal to or greater than the amortized cost basis of the financial assets.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. Generally, the federal, state and local income tax on such income is the responsibility of the partners.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is itself subject to New York City Unincorporated Business Tax ("UBT"), District of Columbia Unincorporated Business Franchise Tax and Tennessee Excise Tax for which it accrues current and deferred taxes. Additionally, the Company is treated as a corporation for Canadian tax purposes. As such, the Company accrues and pays corporate income tax on its income generated in Canada.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a "Variable Interest Entity" (VIE) or a "Voting Interest Entity".

To determine if the Company holds a controlling financial interest in an entity, the Company must first evaluate if it is required to apply the VIE model to the entity, otherwise the entity is evaluated under the voting interest model. Where the Company holds current or potential rights that give the Company the power to direct the activities of a VIE that most significantly impact the VIE's economic performance ("power") combined with a variable interest that gives the Company the right to receive potentially significant benefits or the obligation to absorb potentially significant losses ("significant economics"), the Company has a controlling financial interest in that VIE. Rights held by others to remove the party with power over the VIE are not considered unless one party can exercise those rights unilaterally.

Recent Accounting Developments

Adopted in 2024

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which expands segment disclosure requirements for public entities that are required to report segment information in accordance with FASB Accounting Standards Codification (FASB ASC) 280, Segment Reporting. The ASU requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

Adopted in 2024 (continued)

included within each reported measure of segment profit and loss, The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

The Company adopted ASU 2023-07 on its effective date of January 1, 2024, with no material impact on the SOFC. See Note 18 for further information in scope for ASU 2023-07 - "Segment Reporting ("ASC Topic 280").

Pending Adoptions

In October 2023, the FASB issued ASU 2023-06 Disclosure Improvements: Codification Amendments in Response to the SEC;'s Disclosure Update and Simplification Initiative, which amends the disclosure requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification"). The ASU incorporates certain existing or incremental requirements of Regulation S-X into the Codification. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities.

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company does not expect the adoption of any resulting amendments to have a material impact on the Company's SOFC and accompanying notes.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The Company will adopt ASU 2023-09 on its effective date of January 1, 2025. The adoption of amendments in the ASU did not have a material impact on the Company's SOFC.

3. Cash and Securities Segregated and on Deposit for Federal and Other Regulations

Pursuant to SEC Rule 15c3-3, as a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. Under 15c3-3 as of December 31, 2024, $295,000 of cash or U.S. Treasury securities were segregated in a special reserve bank account exclusively for the benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers (PAB) pursuant to SEC Rule 15c3-3. Under 15c3-3, as December 31, 2024, $755,000 of cash or U.S. Treasury securities, were segregated in a special reserve bank account to meet the PAB requirement.

Pursuant to CFTC requirements, as a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2024, cash of $436,594 was segregated in separate accounts exclusively for the benefit of futures customers on U.S. Commodity Exchanges. After client money derecognition of $413,413, $23,181 is recorded on the financial statements in cash and securities segregated on deposit. As of December 31, 2024, cash of $337,917 was segregated in separate 30.7 accounts for the benefits of foreign futures and foreign options customers. After client money derecognition of $317,911, $20,006 is recorded on the financial statements in cash and securities segregated on deposit.

Pursuant to CFTC requirements, as a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2024, $223,678 of cash was segregated in separate accounts exclusively for the benefit of cleared swaps customers. After client money derecognition of $164,589, $59,089 is recorded on the financial statements in cash and securities segregated on deposit.

4. Collateralized Agreements

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation.

The Company offsets these financial assets and financial liabilities on the SOFC only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

(In Thousands)

4. Collateralized Agreements (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 15,073,567	$ —	$ 15,073,567	$ (14,829,761)	$ 243,806
Securities purchased under agreements to resell	25,254,944	(7,840,787)	17,414,157	(16,517,544)	896,613
Financial Liabilities					
Securities loaned	5,459,680	—	5,459,680	(5,458,977)	703
Securities sold under agreements to repurchase	13,798,965	(7,840,787)	5,958,178	(5,622,696)	335,482

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements or collateral arrangements which have been determined by the Company to be not legally enforceable in the event of default and where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11; therefore, the amounts are not offset on the Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to re-pledge or resell the securities to others. At December 31, 2024, the Company obtained securities with a fair value of approximately $98,470,395 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Repurchase Financings and Disclosures

The following tables below present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

4. Collateralized Agreements (continued)

Repurchase Financings and Disclosures (continued)

| | At December 31, 2024 Remaining Contractual Maturity | | | | |
	Less than 30 days	30-90 days	Over 90 days	Open	Total
Repurchase Agreements	$ 12,639,203	$ 510,661	$ -	$ 649,101	$ 13,798,965
Securities loaned	-	-	-	5,459,680	5,459,680
Gross amount of secured financing included in the above offsetting disclosure	12,639,203	510,661	-	6,108,781	19,258,645
Obligation to return securities received as collateral	-	-	-	479,470	479,470
Total	$ 12,639,203	$ 510,661	$ -	$ 6,588,251	$ 19,738,115

	Securities sold under repurchase agreements	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 12,820,406	$ 192,386	$ -	$ 13,012,792
Equities	-	5,155,827	479,470	5,635,297
Asset-back securities	356,564	-	-	356,564
Corporate debt and securities	280,992	37,474	-	318,466
Other	341,003	73,993	-	414,996
Total	$ 13,798,965	$ 5,459,680	$ 479,470	$ 19,738,115

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2024, consist of the following:

Receivables from brokers, dealers and clearing organizations

Deposits with clearing organizations	$ 1,574,543
Financial Instruments failed to deliver	831,166
Foreign commodity affiliate brokers	291,094
ETF Collateral	74,770
Affiliate commodity accounts	67,973
Receivables related to commodities clearing activity	15,948
Total	$ 2,855,494

Payables to brokers, dealers and clearing organizations

Affiliate commodity accounts	$ 2,413,303
Financial Instruments failed to receive	935,972
Pending trades	351,693
Payables related to commodities clearing activity	4,849
Payables related to clearing organizations	2,690
Other	104
Total	$ 3,708,611

Derecognition of exchange-traded derivative customer cash from the Statement of Financial Condition

In accordance with the Company's accounting policy as set out in Note 2, the Company does not recognize certain customer cash balances associated with derivatives clearing and execution services, resulting in lower balances in Payables to customers of $6,960,000, receivables from brokers, dealers and clearing organizations of $6,063,108, and cash and securities segregated and on deposit for federal and other regulations of $896,892, as of December 31, 2024.

6. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In measuring fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

(In Thousands)

6. Fair Value Measurement (continued)

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty.

As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of data from market transactions, pricing utilities and other relevant sources.

The Company's fair value and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported on the SOFC. New products and valuation techniques must be reviewed and approved by key stakeholders from Risk and Finance control. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business. In carrying out their valuation responsibilities, the business is required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Fair value estimates are validated by Risk and Finance control functions, which are independent of the business. Independent price verification is performed by Finance through benchmarking the business' fair value estimates with observable market prices or other independent sources. Controls and a governance framework are in place and are intended to ensure the quality of third-party pricing sources where used.

A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate.

This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and

6. Fair Value Measurement (continued)

unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products.

As a result of the valuation controls employed, valuation adjustments may be made to the business' estimates of fair value to align with independent market data.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the position's fair value measurement in its entirety:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are, or are based on, market observable data.

Level 3: Valuation techniques for which significant inputs are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value.

U.S. Government and agency obligations

U.S. Government and agency securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances.

Mortgage-backed obligations and asset-backed securities

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO's"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO's are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally, these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

6. Fair Value Measurement (continued)

Corporate debt

Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable benchmarks, market liquidity, sales restrictions, and other factors.

Fund units

Fund units are generally marked to the exchange-traded price.

Equity / index contracts

Equity / index contracts are equity forward contracts and equity option contracts. Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features.

Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market).

Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio.

When no market data is available for the instrument maturity, they are valued by extrapolation of available data, use of historical dividend data, or use of data for a related equity. Equity option contracts are valued using market standard models that estimate the equity forward level as

6. Fair Value Measurement (continued)

Equity / index contracts (continued)

described for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability weighted expected option payoff generated is then discounted using market standard discounted cash flow models applying a rate that reflects the appropriate funding rate for that portion of the portfolio. When volatility, forward or correlation inputs are not available, they are valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity. A significant proportion of equity forward contracts are classified as Level 2.

Options

Options are generally actively traded and are valued based on quoted prices from the exchange. Other equity options contracts not traded on an exchange are valued using market standard models or internally developed models that estimate the equity forward level, incorporate inputs for stock volatility and for correlation between stocks within a basket. Equity option positions for which inputs are derived from standard market contracts traded in active and observable markets are also classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable.

Money market, commercial paper, and certificates of deposit

Money market, commercial paper, and certificates of deposit have short-term maturities and carry interest rates that approximate market rates. Money market, commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

Derivative equity contracts and Derivative interest rate contracts

Derivative equity contracts represent over the counter ("OTC") equity options. These OTC options do not have readily available market prices, but value is determined by other data values and prices of similar type products. Derivative interest rate products represent Fixed Income Bond Forwards. Their fair value is calculated using estimates or risk adjusted value ranges.

Brokerage receivables and payables

Fair value of brokerage receivables and brokerage payables approximate amortized cost, which generally represents the balance due or balance owed. These receivables and payables are designated as Level 2 in the valuation hierarchy.

Collateralized agreements

The fair value of securities borrowed, resale agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. As a result, these positions are classified as Level 2.

(In Thousands)

6. Fair Value Measurement (continued)

Securities received as collateral and obligation to return securities received as collateral

Fair value of securities received as collateral and obligation to return securities received as collateral represents the market value of the securities received. These receivables and payables are designated as Level 1 in the valuation hierarchy.

Assets and liabilities measured at fair value on a recurring basis

At December 31, 2024, financial instruments owned and financial instruments sold, not yet purchased by the Company are illustrated in the following two tables:

Financial Instruments owned, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 2,436,930	$ 11,289	$ -	$ 2,448,219
Mortgage-backed obligations	-	1,823	9,949	11,772
Commercial Mortgage-backed obligations			9,575	9,575
Corporate debt	490	1,234,785	10,021	1,245,296
Equities and warrants	633,179	364,739	340,809	1,338,727
Options	744	-	-	744
Money market and commercial paper	-	4,189	-	4,189
Derivative equity contracts	-	6,393	2,060	8,453
Derivative interest rate contacts	-	148	-	148
	$ 3,071,343	$ 1,623,366	$ 372,414	$ 5,067,123

Financial assets designated at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
Brokerage receivables	$ -	$ 3,473,105	$ -	$ 3,473,105

Collateralized agreements at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
Securities borrowed	$ -	$ 1,054,363	$ -	$ 1,054,363
Securities purchased under agreements to resell	$ -	$ 122,190	$ -	$ 122,190

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Financial Instruments sold, not yet purchased, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 1,357,102	$ 1,018	$ -	$ 1,358,120
Corporate debt	664	996,673	1,169	998,506
Equities and warrants	653,972	19,286	485	673,743
Options	9	-	-	9
Mortgage-backed obligations	-	3	2	5
Derivative equity contracts	-	6,393	2,060	8,453
Derivative interest rate contracts	-	78	-	78
	$ 2,011,747	$ 1,023,451	$ 3,716	$ 3,038,914

Financial liabilities designated at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
Brokerage payables	$ -	$ 8,275,844	$ -	$ 8,275,844
Equities and warrants[1]	-	301,562	252,624	554,186
	$ -	$ 8,577,406	$ 252,624	$ 8,830,030

[1] Further breakdown of Level 3 Prepaid Variable Forwards can be found in following tables.

Movements of Level 3 assets and liabilities measured at fair value on a recurring basis

The table on the following page provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3. In addition, the table reflects gains and losses, including gains and losses on assets and liabilities that were transferred to Level 3 during the period, for all assets and liabilities categorized as Level 3 as of December 31, 2024.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

(In Thousands)

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Movements of Level 3 assets and liabilities measured at fair value on a recurring basis (continued)

	Corporate debt	Equities and warrants	Mortgage-backed obligations	Money market and commercial paper	Derivative equity contracts	Total
Financial Instruments owned, at fair value						
Beginning Balance	$ 853	$ 167,369	$ 27,575	$ -	$ 1,895	$ 197,692
Total Realized and Unrealized Gains or (Losses), net [1]	(284)	17,650	6,873	-	-	24,239
Purchases	9,243	238,461	15,621	-	2,060	265,385
Sales	(488)	(56,750)	(30,545)	-	-	(87,783)
Transfers into Level 3	697	396	-	-	-	1,093
Transfers out of Level 3	-	(26,317)	-	-	(1,895)	(28,212)
Ending Balance	$ 10,021	$ 340,809	$ 19,524	-	$ 2,060	$ 372,414

	Corporate debt	Equities and warrants	Mortgage-backed obligations	Money market and commercial	Derivative equity	Total
Financial Instruments sold, not yet purchased, at fair value						
Beginning Balance	$ -	$ 260	$ -	$ -	$ 1,895	$ 2,155
Total Realized and Unrealized Gains or (Losses), net [1]	-	-	-	-		-
Purchases	1,169	202	2	-	2,060	3,433
Sales	-	(78)	-	-	-	(78)
Transfers into Level 3	-	122	-	-	-	122
Transfers out of Level 3	-	(21)	-	-	(1,895)	(1,916)
Ending Balance	$ 1,169	$ 485	$ 2	$ -	$ 2,060	$ 3 ,716

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

(In Thousands)

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Movements of Level 3 financial liabilities designated at fair value

	Equities and warrants [1]
Financial liabilities designated at fair value	
Beginning Balance	$ 94,241
Total Realized and Unrealized Gains or (Losses), net	2,121
Purchases	222,116
Sales	(39,562)
Transfers into Level 3	-
Transfers out of Level 3	(26,292)
Ending Balance	$ 252,624

[1] Represents the Prepaid Variable forward agreements noted in Footnote 14.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of assets and liabilities measured at fair value on a recurring basis, categorized as Level 3 of the fair value hierarchy at December 31, 2024.

The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis (continued)

Level 3 at fair value

	Financial instruments owned	Financial instruments sold, not yet purchased	Valuation technique(s)	Significant unobservable inputs [1] / Sensitivity	Range of input units	Cash Weighted [2]	Unit
Corporate debt	$ 10,021	$ 1,169					
Corporate bonds	9,167	1,169	Market Comparables	Price	0.8 - 99.75	24.57	points
Trade Claim	854	-	Market Comparables	Price	10 – 100	10.35	points
Equities and warrants	$340,809	$ 485					
Equities	88,185	485	Market Comparables	Price	–	–	–
Equity and warrants	252,624	-	Option model	Volatility of equity stocks, equity and other indices	11.79 – 54.00		%
Mortgage-backed obligations	$ 19,524	$ 2					
RMBS	9,949	2	Market Comparables and Cash Flow Analysis	RMBS Price	2.07 –8.32	5.91	–
				CMBS Price	28-28	28	-
CMBS	9,575	-		CPR	4.00 – 14.00	6.57	%
				CDR	1.08 – 3.50	1.31	%
				Severity / Recovery	11.52 – 90.00	43.74	%
				Yield	5.33 – 15.77	12.03	%
Derivative Instruments	$ 2,060	$ 2,060					
Derivative equity contracts	$ 2,060	$ 2,060	Option Model	Volatility of equity stocks, equity and other indices	73.38 – 73.38	–	–
Total	$ 372,414	$ 3,716					

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis

	Level 3 designed at fair value					
	Financial liabilities designated at fair value	**Valuation technique(s)**	**Significant unobservable inputs [1] / Sensitivity**	**Range of input units**	**Cash Weighted [2]**	**Unit**
Financial liabilities designated at fair value –	**$ 252,624**					
Equity and warrants –	252,624	Option model	Volatility of equity stocks, equity and other indices	11.79 – 54.00		%
Total –	**$ 252,624**					

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate.

Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Volatility - Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument

[2] Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.

6. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

Financial Instruments owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges financial instruments owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $1,675,266 at December 31, 2024 as follows:

Corporate debt, including convertible securities	$	849,800
U.S. Government and agency obligations		825,466
	$	1,675,266

Financial Instruments sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the financial statement.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings.

All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

6. Fair Value Measurement (continued)

Financial assets and liabilities not measured at fair value (continued)

The table below represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's SOFC. This table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Securities borrowed	$ 14,019,204	$14,019,204	$ –	$ 14,019,204	$ –
Securities purchased under agreements to resell	17,291,967	17,291,967	–	17,291,967	–
Receivables from brokers, dealers and clearing organizations	2,855,494	2,855,494	–	2,855,494	–
Receivables from customers	210,649	210,649	–	210,649	–
Exchange memberships	8,764	17,364	–	–	17,364
Dividends and interest receivable	250,734	250,734	–	250,734	–

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 10,499,363	$ 10,499,363	$ –	$10,499,363	$ –
Securities loaned	5,459,680	5,459,680	–	5,459,680	–
Securities sold under agreements to repurchase	5,956,612	5,956,612	–	5,956,612	–
Payables to brokers, dealers and clearing organizations	3,708,611	3,708,611	–	3,708,611	–
Payables to customers	682,926	682,926	–	682,926	–
Dividends and interest payable	367,591	367,591	–	367,591	–
Subordinated borrowings	5,225,000	5,225,000	–	5,225,000	–

7. Derivative Instruments

The table below presents the notional and fair value amounts of the Company's derivative activity recorded in Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on the Company's SOFC. Notional amounts are disclosed on a gross basis.

	Notional [1]	Fair Value Derivative Assets	Fair Value Derivative Liabilities
Equity contracts	$ 86,214	$ 8,453	$ 8,453
Interest rate contracts	1,556,885	148	78
	$ 1,643,099	$ 8,601	$ 8,531

[1] Represents the total notional amount of derivative assets and liabilities outstanding.

8. Variable Interest Entities

During the year, the Company engaged in various transactions that included entities which are considered VIEs and categorized as financial intermediation. VIEs are Special Purpose Entities (SPEs) that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company or third parties. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

Application of the requirements for consolidation of VIEs may require the exercise of significant judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any variable interest held by the Company prior to any risk management activities to hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

The Company holds variable interests in VIEs that consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

8. Variable Interest Entities (continued)

The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary and considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non- consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs. The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

Consolidated VIEs

As of December 31, 2024, there were no consolidated VIEs where the Company was considered the primary beneficiary.

Variable Interest Entities Non Consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the SOFC, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are held by the Company (for example, direct holdings in vehicles, loans and other receivables).

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

8. Variable Interest Entities (continued)

Variable Interest Entities Non Consolidated VIEs (continued)

December 31, 2024

	Financial Intermediation Securitizations
Financial instruments owned, at fair value	$ 18,526
Total variable interest assets	18,526
Maximum exposure to loss	18,526
Non-consolidated VIE assets as of December 31, 2024	$ 1,309,205

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan (including a Supplemental Executive Retirement plan), which is sponsored by the Parent and provides retirement benefits to eligible employees. This plan was closed to new participants in 2001.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation and receive a Company matching contribution based on their contributions and eligible compensation. A participant annual Company matching contribution is limited to $8 annually.

Eligible participants may also receive a retirement contribution under the defined contribution 401(k) plan equal to 2.0% - 3.5% of eligible compensation depending on a participant's date of employment and compensation level. Contributions are subject to certain limitations prescribed by the Internal Revenue Code. This amount has been allocated by the Parent based on the number of employees in the Company.

10. Equity Participation and Other Compensation Plans

The Parent operates several equity participation and other compensation plans to align the interests of employees with the interests of investors while continuously meeting regulatory requirements. The Parent operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards, except for certain regulated employees.

EOP awards generally vest in equal installments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment.

Certain awards, such as replacement awards, may take the form of deferred cash under the EOP rules.

Long Term Incentive Plan ("LTIP")

The Long-Term Incentive Plan LTIP is a mandatory deferred share-based compensation plan for senior leaders of the Group (i.e., Group Executive Board ("GEB") members and selected senior management). The number of notional shares delivered at vesting depends on two equally weighted performance metrics over a three-year performance period: return on common equity tier 1 (CET1) capital and relative total shareholder return, which compares the total shareholder return (TSR) of UBS with the TSR of an index consisting of listed Global Systemically Important Banks as determined by the Financial Stability Board (excluding UBS).

These performance metrics are separately valued as of the date of grant and (re-)assessed over a three-year performance period starting in the year of grant. For both metrics there is a threshold level, which would result in a 33% payout, and a maximum level, which would result in a 100% payout.

(In Thousands)

10. Equity Participation and Other Compensation Plans (continued)

Long Term Incentive Plan ("LTIP") (Continued)

Any performance between the threshold and the maximum level would result in a linear payout between 33% and 100%. The final number of shares due to vest as determined at the end of the three-year performance period for GEB members, and cliff-vest over three following the performance period for selected senior management. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

Similar to EOP, the plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment.

Deferred Contingent Capital Plan ("DCCP")

Similar to EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) capital instrument.

DCCP awards vest in full five years from grant and are forfeited if UBS's common equity tier 1 (CET1) capital ratio falls below 7% (for employees other than the GEB). In addition, awards are also forfeited if a viability event occurs (that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event). Under the DCCP, employees may receive discretionary annual interest payments. However, no interest is paid on awards that have been granted to Material Risk Takers (MRTs) since February 2018 to comply with regulatory requirements.

10. Equity Participation and Other Compensation Plans (continued)

Voluntary share-based compensation plan

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through deductions from salary.

If the shares purchased are held for maximum three years, and in general if the employee remains in employment, the notional shares vest. For notional shares granted, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and / or cash.

The amount of non-vested awards for all plans not yet recognized as of December 2024, was $295,829 which is expected to be recognized over a weighted average period of 2.50 years.

Existing compensation plans offered to employees of CS before the acquisition

CS offered a range of compensation plans to its employees. Generally, outstanding deferred awards continue to vest according to their original terms. Awards referenced to shares of CS Group were converted into units over UBS Group shares according to the exchange ratio applied to the merger transaction (1 share in UBS for 22.48 shares in CS).

Upfront cash awards are subject to repayment (claw-back) by the employee in the event of voluntary resignation, termination for cause or other specified events within three years from the grant date.

Share awards that were granted as part of annual performance incentive typically vest over three years with one third of the award vesting on each of the three anniversaries of the grant date.

CS Heritage awards

The amount of non-vested awards for all plans not yet recognized as of December 2024, was $6,231 which is expected to be recognized over a weighted average period of 1.03 years.

11. Members' Equity

At December 31, 2024, members' equity reported on the SOFC includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest is cumulative and payable quarterly at the Forward Transfer Pricing Rate ("FTP"). As of December 31, 2024, the Company declared Preferred Interest dividends in the amount of $71,490.

In July 2024, UBS Americas Holding LLC and UBS Americas Inc as owners of Class B interest in the Company contributed additional capital of $495,000 and $5,000, respectively.

The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

12. Subordinated Borrowings

The Company has subordinated loans with UBS Americas Holding LLC, consisting of term loans of: $1,950,000 maturing on May 29, 2026; $1,650,000 maturing on November 30, 2026; $825,000 maturing on December 1, 2026; and $800,000 maturing on June 1, 2027.

Loans with UBS Americas Holding LLC bear interest at rates SOFR plus a spread where SOFR resets on a daily basis.

These subordinated borrowings are available in computing regulatory net capital. See Note 16.

13. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Parent. The Company's risk governance framework operates along three lines of defense. The first line of defense, business management, owns its risks and is accountable for maintaining effective processes and systems to manage them in compliance with laws, rules and regulations as well as internal standards, including identifying control weaknesses and inadequate processes. The second line of defense, the control functions, provides independent oversight , challenge financial and non-financial risks arising from the Company's business activities, and establish independent frameworks for risk assessment, measurement, aggregation, control, and reporting, protecting against non-compliance with laws, rules and regulations. Internal audit forms the third line of defense, assessing the design and operating effectiveness and sustainability of processes to define risk appetite, governance, risk management, internal controls, remediation activities and processes to comply with legal and regulatory requirements and internal governance standards.

The Company's risk management and control principles are as follows:

- Protection of financial strength. Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risk concentrations at individual exposure levels, at specific portfolio levels and at an aggregate Company level across all risk types.
- Protection of reputation. Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with regulations and the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.
- Business management accountability. Maintaining management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to provide for balanced risk and return.
- Independent controls. Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure. Disclosure of risks to senior management, the Board of Directors, regulators, and other stakeholders with an appropriate level of comprehensiveness and transparency.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business, the Company is exposed to general and specific market risks related to its trading

13. Risk Management (continued)

Market Risk (continued)

activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Liquidity Adjusted Stress. These measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or assets classes covering both general and specific market risk factors. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses and trading strategies.

The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The market risk team within the control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets.

The Company is engaged in various finance, trading, and brokerage activities in which counterparties primarily include affiliates, other financial institutions, including banks, brokers and dealers, investment funds, and non-financial operating entities. In the event counterparties do not fulfill their obligations and the value of any collateral proves inadequate due to market conditions, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on

13. Risk Management (continued)

Credit Risk (continued)

behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at year end were settled without material adverse effect on the SOFC.

Non-Financial Risk (NFR)

Non-financial risk ("NFR") is an inherent part of the Company's business activities. It is the risk of undue monetary loss and / or non-monetary adverse consequences to the Company, its clients or markets, resulting from:

- Compliance risk: failure to comply with laws, rules and regulations, internal policies and procedures, and the firm's code of conduct and ethics.

- Financial crime risk: failure to prevent financial crime.

- Operational risk: inadequate or failed internal processes, people, systems, or from external events.

The Group-wide Non-financial Risk Framework ("NFRF") outlines the key components of the NFRF. The elements of the NFRF (compliance, financial crime and operational risk) are viewed from an inherent risk, control environment and residual risk perspective:

- Inherent risk is the risk associated with an activity, assuming no controls are in place.

- Control environment includes, but is not limited to, policies, procedures, systems, processes, governance, training and culture, in addition to developing a minimum set of internal controls sufficient to sustainably mitigate key NFR to be within the firm's risk appetite.

- Residual risk is the risk remaining after taking the effectiveness of the control environment into account.

13. Risk Management (continued)
Non-Financial Risk (NFR) (continued)

The firm's overall objective is to manage its businesses and associated NFR, balancing the interests of its clients, employees, suppliers, communities and investors, and protecting the safety and soundness, including the financial position and reputation of the firm.

The NFR Framework establishes the requirements for the management and control of NFR and consists of the following components.

- Risk culture: The NFRF is built on the solid foundation of the Company's risk culture, which is characterized by the three keys to success: our Pillars, Principles and Behaviors.

- NFR governance: The minimum governance standards for NFR management include the NFR definition, NFR taxonomy, NFR appetite and the roles and responsibilities along the 3 lines of defense.

- NFR controls and assurance: NFR controls are designed to prevent NFR from materializing, ensure the company is operating within risk appetite and are regularly assessed for design and operating effectiveness. If the company operates beyond risk appetite or NFR materializes (NFR event), the company has to return within appetite. This can include remediating missing/deficient controls (NFR issues), adjusting risk tolerance, adjusting the firm's risk profile or risk acceptance. Independent assurance is aimed at timely capturing heightened NFR.

- NFR assessment and measurement: NFR assessment includes NFR identification, measurement, monitoring and evaluation across the firm. The results of the quarterly Risk Appetite Assessment (RAA) and annual 1LoD Risk and Control Self-Assessment (RCSA/IRA) are challenged by the 2LoD and reported to GEB and BoD. Group Compliance, Regulatory and Governance, assesses NFR independently in its Dynamic Risk Assessment (DRA) and derives and prioritizes control and assurance activities in a risk-based manner. NFR Framework components are used as qualitative and quantitative inputs for the regulatory capital calculation/NFR measurement.

- NFR tools and automation: NFR data is captured, stored and reported in dedicated tools which are used to automate, streamline and bring consistency across NFR processes. Dashboards are used to organize, manage and assess NFR information.

- NFR reporting: NFR is reported to the GEB and Board of Directors ("BoD") regularly. Monthly reporting summarizes the relevant changes to the Company's risk profile and the Annual NFR Report highlights the identified key risk themes and activities to manage related exposures.

14. Related Party Transactions

The balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

As of December 31, 2024, amounts due from and to Parent and affiliates are set forth below:

Assets:

Cash and cash equivalents	$ 53,615
Collateralized agreements:	
Securities borrowed	7,939,624
Securities purchased under agreements to resell (Includes $0 at fair value)	2,881,052
Receivables from brokers, dealers and clearing organizations	556,653
Receivables from customers	16,237
Financial instruments owned, at fair value	2,785
Financial assets designated at fair value, prime brokerage receivables	1,214
Dividends and interest receivable	42,435
Other assets	249,814

Liabilities:

Short-term borrowings	$ 10,434,111
Collateralized agreements:	
Securities loaned	5,044,804
Securities sold under agreements to repurchase (Includes $0 at fair value)	3,466,513
Obligation to return securities received as collateral, at fair value	479,470
Payables to brokers, dealers and clearing organizations	2,614,340
Payables to customers	356,217
Financial instruments sold, not yet purchased, at fair value	5,742
Financial liabilities designated at fair value	604,766
Dividends and interest payable	208,804
Accrued bonus and compensation payables	71,680
Other liabilities and accrued expenses	216,521

14. Related Party Transactions (continued)

Banking Activities

Bank balances at affiliates are reported in cash and cash equivalents or short-term borrowings on the SOFC. Outstanding balances at December 31, 2024 are reflected in the table above.

The Company enters into unsecured short-term lending agreements primarily with UBS Americas Holding LLC. Short-term borrowings are due on demand and bear interest based on variable rates of 4.4% - 5.11% as of December 31, 2024.

Balances related to these agreements are reported as short-term borrowings on the SOFC and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Holding LLC. This subordinated debt is reported in the Liabilities and Members' Equity section of the SOFC. See Note 12.

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the SOFC. At December 31, 2024, receivables related to commodity transactions totaled $291,094. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the SOFC. At December 31, 2024, receivables and payables related to affiliate commodity accounts totaled $67,973, and $2,412,904, respectively.

Brokerage Activities

At times, affiliates, primarily UBS London Branch, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the SOFC. At December 31, 2024, receivables and payables related to fails totaled $197,140, and $201,093, respectively.

SEC Rule 15a-6 Transactions

The Company acts as chaperoning broker with respects to trades between certain foreign affiliates and their US clients in accordance with SEC Rule 15a-6. These transactions need not be included on balance sheet. In this capacity, the Company may be exposed to the risk of the foreign affiliates' non- performance. This risk is considered to be remote.

14. Related Party Transactions (continued)

Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Stamford Branch, UBS Americas Holding LLC and UBS Financial Services Inc., as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the SOFC and are as set forth in the table above. Repurchase agreements, which are entered into for financing purposes, are reported in securities sold under agreements to repurchase on the SOFC and are as set forth in the table above.

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch and UBS Financial Services Inc. under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in financial instruments borrowed on the SOFC and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the SOFC and are as set forth in the table above.

Prepaid Variable Forward Agreements and Derivative Equity Contracts

The Company hedges prepaid variable forward agreements with UBS London Branch. In connection with these transactions, receivables are reported in financial assets at fair value and payables in financial liabilities designated at fair value on the SOFC.

In addition the Company enters derivative equity contracts with UBS London Branch. Fair value movements in connection with the trades are reported in Financial instruments owned, at fair value on the SOFC. The offsetting trade liability on behalf of the client is reported in Financial liabilities designated at fair value in the SOFC. As a result of the offsetting asset and liability, no risk is retained by the Company.

See Note 7 for additional details of these transactions.

Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities and accrued expenses on the SOFC.

The Company primarily uses office space leased by the UBS Americas Inc. and is charged accordingly under the aforementioned service fee arrangements.

14. Related Party Transactions (continued)

Affiliate arrangements (continued)

The Company is provided technical, operational and computer service support primarily through UBS Business Solutions LLC, an affiliated entity, in the normal course of business.

15. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2024.

Irrevocable collateralized commitments

Forward resale and repurchase agreements are agreements that will settle in the future and these are treated as off-balance sheet items since there is no exchange of funds or securities until the settlement date. As of December 31, 2024, the Company's irrevocable commitment pertaining to prolongation of forward resale agreements is $2,000,000, and forward repurchase agreements is $150,000.

Irrevocable unsecured commitments

As of December 31, 2024, the Company's prolongation of existing deposits is $311,102 and prolongation of existing credit commitments is $81,157.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the SOFC for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

15. Commitments and Contingencies (continued)

Legal proceedings (continued)

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of SOFC, which affect management's assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under ASC 855 - "Subsequent Events" ("ASC Topic 855") and must be recognized in the SOFC for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

15. Commitments and Contingencies (continued)

Legal proceedings (continued)

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for the Company. Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company. The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Contingent liabilities for legal proceedings are recorded in Other liabilities and accrued expenses in the Company's SOFC.

Government Bonds

Putative class actions have been filed since 2015 in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks, including the Company, colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and the secondary market and asserting claims under the antitrust laws and for unjust enrichment. In February 2024, the Second Circuit affirmed the district court's dismissal of the case. The matter is now fully resolved. A similar class action has been filed concerning European government bonds. The action, filed in 2019 in the US District Court for the Southern

District of New York, alleged that the defendants colluded with respect to, and manipulated prices of, European government bonds sold at auction and in the secondary market and asserted claims under the antitrust laws. In July 2024, the Company and other defendants entered into an agreement to settle the putative class action regarding European government bonds. The agreement has received final court approval.

Interest Rate Swaps and Credit Default Swap matters

The Company and the Parent, along with other financial institutions, have been named in a consolidated putative class action complaint and complaints filed by individual plaintiffs alleging that the defendants conspired to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by swap execution facilities and affiliates, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. The interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Defendants moved to dismiss the putative class and individual actions, and the court granted in part and denied in part these motions. In June 2024, the remaining defendants, including the Company and the Parent, entered into an agreement to settle the class claims. The settlement received preliminary court approval in July 2024 but remains subject to final court approval. The individual cases are continuing.

(In Thousands)

15. Commitments and Contingencies (continued)

Legal proceedings (continued)

Stock loan litigation

The Company, the Parent, and other UBS entities, as well as other financial institutions, were named in a number of civil lawsuits in the SDNY brought by class action plaintiffs and trading platforms alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market. The cases brought by the trading platforms were dismissed. In August 2023, UBS entered into an agreement to settle all class action claims. In September 2024, the judge granted final approval of the settlement.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, UBS's balance sheet at 31 December 2024 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

16. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk-based capital requirement under the Commodity Exchange Act. At December 31, 2024, the Company had net capital of $4,152,497 which was $3,091,465 in excess of the required net capital of $1,061,032.

The Company's ratio of net capital to aggregate debit items was 29.43%. At December 31, 2024, the Company was in compliance with net capital, customer reserve and CFTC requirements under various regulations for which it is subject as a registered broker-dealer.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

17. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The Company recognizes deferred tax assets to the extent it is more likely than not to be realized. In making such a determination, Management considers all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for a portion of its deferred tax assets, and accordingly, a valuation allowance of $554,119 has been recorded. Since December 31, 2023, the valuation allowance increased by $31,709.

The components of the Company's deferred tax assets and liabilities as of December 31, 2024 were as follows:

Net Operating Loss Carry forwards	$ 711,100
Capitalized Expenditures	138,660
Employee Benefits	24,506
Other Deferred Tax Assets	25,072
Total Deferred Tax Assets	899,338
Less: Valuation Allowance	(554,119)
Deferred Tax Assets Net of Valuation Allowance	345,219
Less: Deferred Tax Liabilities	(2,266)
Total Net Deferred Tax Assets	$ 342,953

17. **Income Taxes (continued)**

At December 31, 2024 the Company had NYC UBT net operating loss carryforwards of $18,200,408 that will begin to expire in 2028.

The components of the provision for income taxes for the year ended December 31, 2024 were as follows:

Current		
Local	$	49
Foreign		0
Total Current		49
Deferred		
Local		6,392
Foreign		0
Total Deferred		6,392
Total Income Tax Expense / (Benefit)	$	6,441

A reconciliation of the beginning and ending amount of unrecognized tax benefits is illustrated as follows:

Total amounts of unrecognized tax benefits as of January 1, 2024	$	16,917
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		-
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period		-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority		-
Reductions to the unrecognized tax benefits as a result of the lapse of the applicable statute of limitations		-
Total amounts of unrecognized tax benefits as of December 31, 2024	$	16,917

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $16,917. However, because the benefit would be offset by a corresponding decrease in the valuation allowance, there would be a net impact of $0.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the SOFC equals $0.

17. **Income Taxes (continued)**

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2024, the Company is under examination by the Internal Revenue Service ("IRS") for the tax years 2015 through 2018. Tax years 2019 through 2023 are open for examination. For New York City UBT purposes, tax years 2021 through 2023 are open to examination. The Company files Canadian corporate tax returns and tax years 2016 through 2021 are currently under examination and tax years 2022 and 2023 are open for examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

18. Reportable Segment

The Company operates as a single reportable segment, Investment Banking ("IB"). IB provides broker-dealer services to its customers generating fees including brokerage of securities and derivatives, advisory and underwriting, and extensively from interest earnings associated to the cash and securities of the entity and from operations in lieu of servicing its clients.

The Company's Chief Operating Decision Maker ("CODM") is the Board of Directors which includes the President, Chief Financial Officer and Director. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM oversees the Company's net capital (see Note 16), which is not a measure of net income, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. driving the enterprise strategies while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies (Note 2). The CODM reviews the information as presented in the SOFC.

19. Subsequent Event

The Company has evaluated its subsequent event disclosure through the date that the Company's SOFC were issued, and has determined that there are no events that would have a material impact on the SOFC.